Exhibit 99.1

Santiago, March 23, 2020

Mr.

Joaquín Cortez Huerta

President

Comisión para el Mercado Financiero (Financial Markets Commission)

Present

Ref.: Material Fact – Extraordinary Board of Directors Agreement, new date for Annual Shareholder’ Meeting and new dividend proposal.

Mr. President:

In accordance to what is established in Articles 9 and 10 of Law 18,045, we inform that in the extraordinary session today, the Board of Banco Santander - Chile agreed to modify the date for the Annual Shareholder’s Meeting, previously set for April 21, 2020, to the new date of Thursday, April 30 of the present year, with the purpose of addressing, among other issues, a new proposal of dividend distribution from 60% of net income attributable to shareholders previously being proposed and changed to 30% of net income attributable to shareholders for the year 2019. This is equivalent to Ch$ 0.87891310 per share. At the same time, 30% of net income attributable to shareholders will be destined to retained earnings and the remaining 40% of net income will be destined to increase the Bank’s reserves.

Regards,

Miguel Mata Huerta
CHIEF EXECUTIVE OFFICER

C.c.: Bolsas de Valores.